                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of September, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                                 Yes:[ ] No:[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------------------

Relevant Event dated September 2, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         API ELECTRONICS GROUP INC.
                                         (Formerly Investorlinks.com Inc.)


Date: September 2, 2003                  By: /s/ Jason DeZwirek
                                             -----------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

                          [LOGO] api
                          electronics group
                          A one-of-a-kind manufacturer of electronic components.

                   API ELECTRONICS REPORTS 2003 FISCAL RESULTS

         Announces record revenues with sales near triple previous year

NEW YORK - September 2, 2003 - API Electronics Group, Inc. (OTCBB: APIEF) today announced financial results for its 2003 fiscal year, ended May 31, 2003.

The company continued to record exceptional growth in sales. Revenues increased by 184.3% to $8,253,541, up from $2,903,120 in the previous fiscal year. Growth during the period was attributed to sales revenue from Filtran Group and TM Systems in the amount of $4,647,361 and $918,117 respectively. This is the first time that fiscal results have reflected the combined full-year operations of API and Filtran Group. Results from TM Systems, the company's most recent acquisition, are also included effective February 6, 2003.

"We are extremely pleased with our overall 2003 fiscal year results, which include record revenues that were almost three times higher than our 2002 results," said Tom Mills, President and COO of API Electronics. "In the midst of an unsettling global economy, API has remained focused as an organization and has placed continued emphasis on uncompromising quality control. In addition, API is benefiting from ongoing operational efficiencies, the implementation of competitive strategies and the recent acquisitions of Filtran Group and TM Systems. We are confident that all of the elements are in place for a tremendously successfully 2004 fiscal year."

API achieved several important milestones and announced numerous key contracts during the fiscal 2003 year. Highlights include:

.. A contract for $1.2 million to supply four Visual Landing Aid (VLA) Lighting Systems to Northrop Grumman Ship Systems. The VLA Lighting Systems are destined for U.S. Navy Ships of the amphibious transport dock class, which are used for transporting and landing marines, equipment and supplies by embarked landing craft or amphibious vehicles augmented by helicopters in amphibious assault. Northrop Grumman has an option to purchase eight additional VLA Lighting Systems, which would bring the total value of the contract to $2.8 million.

.. Multiple orders, valued at $2 million, for tactical military radio components from an undisclosed global defense contractor.

.. A contract valued at $2.1 million from National Steel and Shipbuilding Company (NASSCO), one of the largest new construction shipyards in the United States and a wholly owned subsidiary of General Dynamics (NYSE: GD). Under the terms of the agreement, NASSCO will receive two Stabilized Glide Slope Indicator systems. These critical systems allow Navy helicopters to land safely on ships at sea.

.. An upgrade from International Organization for Standardization (ISO) 9001:1994 to ISO 9001:2000 at API's Filtran subsidiary as well as ISO 9001:2000 certification at API Electronics Inc.

Gross margins for 2003 increased to 23.4% from 22.3% in fiscal year 2002. Accordingly, the cost of goods sold as a percentage of sales decreased slightly during the 2003 period compared to 2002, from 77.7% in 2002 to 76.6% in 2003. API was able to increase its gross margin, despite competitive pressures in the market, through ongoing strategic cost reduction initiatives.

The combined total of cash reserves and marketable securities held by API at the end of its 2003 fiscal year was $1,992,367. At May 31, 2003, API had cash reserves of $1,561,199 compared to $1,408,637 as at May 31, 2002. In addition, at May 31, 2003, API had marketable securities of $431,168 compared to $2,429 at the end of the comparable 2002 period. API's portfolio of securities consists principally of company paper and bonds with maturities of less than one year valued at $242,397, and income trust units valued at $186,632.

API's net loss per share decreased substantially in 2003 to three cents ($0.03) per share, compared to a net loss of 12 cents ($0.12) per share for fiscal 2002. The net loss for the 2003 year was $549,015, compared to $847,643 for the prior period. The entire loss for fiscal 2003 was attributed to non-recurring costs associated with the company's acquisition activities and non-cash charges related to the writedown of inventory. API is on target to report positive earnings for fiscal 2004, ending May 31, 2004.

ABOUT API ELECTRONICS:

API Electronics Group Inc., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. API's TM Systems subsidiary has been in business for over 30 years and provides critical systems to various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York State, Connecticut and Ontario, Canada totaling 51,000 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran and API Electronics are ISO 9001 registered companies. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

API Electronics Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                          [LOGO] api
                          electronics group
                          A one-of-a-kind manufacturer of electronic components.

Dear Shareholder:

Fiscal year 2003 was a stellar year for our company, API Electronics Group, Inc. Even as the world witnessed one of the worst global economies in recent decades, we were resolute in staying the course and growing our business. Acquisitions have played an important role in our corporate expansion and, in turn, have strengthened our product portfolio and strategic sales initiatives. To that end, API's corporate growth was strong in FY03 with the addition of the assets of TM Systems, a company that has been supplying critical systems to the U.S. Navy and other defense sector clients for more than 30 years. This acquisition, coupled with the addition of Filtran Group on May 31, 2002, has helped API increase its revenues by a record 184.3% over fiscal year 2002. Furthermore, API's sales to the U.S. Department of Defense and its subcontractors remain solid and we expect demand for our parts and systems to continue to increase as government policies evolve and defense spending continues to rise.

Looking ahead, we are pleased to announce that API is preparing to apply for a listing on the NASDAQ, one of the world's most respected and recognized stock exchanges. Graduating from our current Bulletin Board listing to a NASDAQ listing would be a significant achievement for API. It would enable us to greatly enhance API's acquisition initiatives, gain access to a broader institutional investor market, increase liquidity for shareholders and improve overall awareness about our company within the investment community.

In order to ensure that API meets or exceeds all quantitative and qualitative NASDAQ listing criteria, we are proposing a consolidation of our common stock. This is necessary in order to meet the minimum required share price for initial NASDAQ listings. We would like to request that you vote in favor of this resolution at API's upcoming annual general meeting. If you are unable to attend the meeting in person we would appreciate your support by proxy.

Highlights from our fiscal 2003 year include:

     . A contract worth $1.2 million from Northrop Grumman Ship Systems. Under the terms of the agreement, API is supplying four Visual Landing Aid (VLA) Lighting Systems for use on U.S. Navy Ships. Northrop Grumman has an option to purchase eight additional VLA Lighting Systems, which would bring the total value of the contract to $2.8 million.
     . Multiple orders, totaling $2 million, for tactical military radio components from a billion-dollar global communications equipment company.
     . A contract valued at $2.1 million from National Steel and Shipbuilding Company, one of the largest new construction shipyards in the United States and a wholly owned subsidiary of General Dynamics.
     . An upgrade from International Organization for Standardization (ISO) 9001:1994 to ISO 9001:2000 at API's Filtran subsidiary as well as ISO 9001:2000 certification at API Electronics Inc.

Our net loss per share decreased substantially in 2003 to three cents ($0.03) per share, compared to a loss of 12 cents ($0.12) per share for fiscal 2002. API's net loss for the 2003 year was $549,015, compared to $847,643 for the comparable 2002 period. The entire loss for fiscal 2003 was attributed to non-recurring costs associated with the company's acquisition activities and non-cash charges related to the writedown of inventory. API is on target to report positive earnings for fiscal 2004, ending May 31, 2004.

I am pleased to enclose API's Information Circular and year-end financials for your review. I have also enclosed a press release pertaining to our fiscal 2003 results.

If you have any questions, or if you require additional information, please do not hesitate to contact our toll-free Investor Hotline at (877) 274-0274. Also, you may reach us by email at: API@PrimorisGroup.com. As always, we value your interest and your confidence and hope you will participate in the continued success of API Electronics Group, Inc.

Sincerely,

"Jason DeZwirek"


Jason DeZwirek
Chairman and CEO
API Electronics Group Inc.

                           API ELECTRONICS GROUP INC.
                        505 UNIVERSITY AVENUE, SUITE 1400
                            TORONTO, ONTARIO, CANADA
                                     M5G 1X3

================================================================================

August 27, 2003

Those shareholders who wish to be added to the Supplemental Mailing List of API Electronics Group Inc. (the "Corporation") in order to receive the Corporation's unaudited interim financial statements, please complete the following and forward it to the offices of EQUITY TRANSFER SERVICES INC. at Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 4C3.

                                  * * * * * * *

I HEREBY CERTIFY that I am a shareholder of the Company and, as such, request that you add me to your Supplemental Mailing List.

                      (Please PRINT your name and address)

--------------------------------------------------------------------------------
(FIRST NAME)                                                         (LAST NAME)

--------------------------------------------------------------------------------
(APT. NO.)                       (STREET NUMBER)                      (STREET)

--------------------------------------------------------------------------------
(CITY)                                                         (PROVINCE/ STATE)

--------------------------------------------------------------------------------
(POSTAL / ZIP CODE)                                                   (COUNTRY)


                                  SIGNED:
                                          --------------------------------------
                                                      (Signature of Shareholder)

                          [LOGO] api
                          electronics group
                          A one-of-a-kind manufacturer of electronic components.

                           API ELECTRONICS GROUP INC.
                              505 University Avenue
                                   Suite 1400
                                Toronto, Ontario
                                     M5G 1X3

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of API ELECTRONICS GROUP INC. (the "Corporation") will be held at the offices of WeirFoulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, October 8, 2003 at the hour of 11:00 o'clock in the forenoon (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the years ended May 31, 2003 and 2002, together with the auditors' report thereon;

2.        to elect three directors of the Corporation;

3. to reappoint the auditors of the Corporation and to fix their remuneration;

4. to authorize management and the board of directors of the Corporation to seek, in their own discretion and as they see fit, the continuance of the Corporation into the State of Delaware and to change the registered address of the Corporation thereupon;

5. to authorize an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation on anywhere from up to a one (1) for three (3) basis, to up to a one (1) for ten (10) basis;

6. to authorize an amendment to the articles of the Corporation to change the name of the Corporation to any such name as may be approved by the board of directors of the Corporation and any applicable regulatory authorities in the event that the proposed consolidation of the common shares is implemented;

7. to authorize the Corporation's 2003 stock option plan approved by the directors of the Corporation as of August 1, 2003; and

8. to transact such other business as properly may be brought before the Meeting.

          The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this Notice.

          This Notice, accompanying Circular, proxy and the audited consolidated financial statements for the years ended May 31, 2003 and 2002 have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

          Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

          DATED at Toronto, Ontario as of August 27, 2003.

                                                           BY ORDER OF THE BOARD


                                                           ---------------------
                                                           JASON DEZWIREK
                                                           Chairman

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on October 7, 2003 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

                           API ELECTRONICS GROUP INC.
                                 ("Corporation")

                        505 University Avenue, Suite 1400
                            Toronto, Ontario M5G 1X3

         PROXY SOLICITED BY MANAGEMENT FOR USE AT AN ANNUAL AND SPECIAL
             MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 8, 2003.

          The undersigned shareholder(s) of the Corporation hereby appoint(s) in respect of all of his or her shares of the Corporation Jason DeZwirek, a director of the Corporation, or failing him, Phillip DeZwirek, a director of the
Corporation, or in lieu of the foregoing                         as nominee of
                                         -----------------------
the undersigned, with power of substitution, to attend, act and vote for the undersigned at an annual and special meeting ("Meeting") of shareholders of the Corporation to be held on October 8, 2003, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated:

9. TO VOTE FOR ( ) OR WITHHOLD FROM VOTING ( ) in the election of directors.

10. TO VOTE FOR ( ) OR WITHHOLD FROM VOTING ( ) to reappoint BDO Dunwoody LLP, Chartered Accountants as auditors of the Corporation and to fix their remuneration.

11. TO VOTE FOR ( ) OR AGAINST ( ) the authorization of management and the board of directors of the Corporation to seek, in their own discretion and as they see fit, the continuance of the Corporation into the State of Delaware and to change the registered address of the Corporation thereupon.

12. TO VOTE FOR ( ) OR AGAINST ( ) an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation on anywhere from up to a one (1) for three (3) basis, to up to a one (1) for ten (10) basis.

13. TO VOTE FOR ( ) OR AGAINST ( ) an amendment to the articles of the Corporation to change the name of the Corporation to any such name as may be approved in the event that the proposed consolidation of the common shares is implemented.

14. TO VOTE FOR ( ) OR AGAINST ( ) the Corporation's 2003 stock option plan approved by the directors of the Corporation as of August 1, 2003.

          If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

          DATED                       , 2003.
                ----------------------


                                               ---------------------------------
                                               Signature of Shareholder(s)

                                               ---------------------------------
                                               Print Name
                                               (see notes on back of this page)

NOTES:

(1) This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointer is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO
TIME) ON OCTOBER 7, 2003.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS FORM OF PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5) This proxy ceases to be valid one year from its date.

(6) If your address as shown is incorrect, please give your correct address when returning this proxy.

                           API ELECTRONICS GROUP INC.
                                 ("Corporation")

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of the Corporation for use at an annual and special meeting ("Meeting") of shareholders ("Shareholder") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice ("Notice") of the Meeting. It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by management of the Corporation. The cost of such solicitation will be borne by the Corporation.

Unless otherwise specified, information contained in this Circular is given as of Wednesday, August 27, 2003 ("Record Date") and, unless otherwise specified, all amounts shown represent Canadian dollars.

Appointment, Revocation and Deposit of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON OCTOBER 7, 2003.

A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions given in the proxy.

A Shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m., October 7, 2003, being the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 1400, 505 University Avenue, Toronto, Ontario M5G 1X3.

Manner of Voting and Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting common shares ("Common Shares") in the capital of the Corporation in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principle Holders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 23,316,314 Common Shares and no special shares of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation.

All Shareholders of record at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a holder of Common Shares has transferred any Common Shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such Common Shares.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares is as follows:

                                                         Percentage of Outstanding
Name                           Number of Common Shares         Common Shares
----------------------------   -----------------------   -------------------------
Can-Med Technology Inc./(1)/          2,818,878                   12.09%

----------
Note:

/(1)/ Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, both directors of the Corporation.

                     PARTICULARS OF MATTER TO BE ACTED UPON

Election Of Directors

The number of directors on the board of directors of the Corporation must consist of not more than ten directors and not less than three directors to be elected annually. The board of directors of the Corporation is currently comprised of three directors and the number of directors to be elected at the Meeting is three. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of Shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Corporation, his or her present principal occupation or employment, the date on which he or she was first elected or appointed a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which he or she exercises control or direction as at the date of this Circular:

Name, Municipality                                                                         Number of
of Residence and                                                                          Corporation
Position(s) held with                Principal Occupations During         Director          Shares
the Corporation                        the Past Five Years                  Since         Controlled
---------------------------   ----------------------------------------   ------------   ---------------
Thomas W. Mills               President and Chief Operating Officer of   August, 2001      328,250
Long Island, N.Y.             API Electronics Inc. since 1981.
USA
President and Director/(1)/

Phillip DeZwirek              Chairman and Chief Executive Officer of    August, 2001    2,983,853/(2)/
Toronto, Ontario              API Electronics Inc. since 1978;
Canada                        Chairman, Chief Executive Officer and
Vice-Chairman,                Director of CECO Environmental
Treasurer and                 Corp. since August 1979; Director of
Director/(1)/                 Kirk & Blum and kbd/Technic since 1999;
                              President of Can-Med Technology, Inc.
                              d/b/a Green Diamond Corp. since 1990.
                              Member of the Corporation's Audit
                              Committee.

Jason DeZwirek                Vice President and Director of CECO        August, 2001    2,818,878/(3)/
Toronto, Ontario              Environmental Corp. since February, 1994
Canada                        and Secretary of CECO Environmental
Chairman, Chief               Corp. since February 20, 1998. Since
Executive Officer,            October 1999 has been as Founder and
Secretary and Director/(1)/   President of Kaboose Inc., a company
                              engaged in the development of
                              interactive educational content. Member
                              of the Corporation's Audit Committee.

----------
Notes:

/(1)/ The information as to country of residence, principal occupation and number of Common Shares beneficially owned by the nominees (directly or indirectly or over which control or discretion is exercised) is not within the knowledge of management of the Corporation and has been furnished by the respective nominee.

/(2)/ Can-Med Technology Inc. owns a total of 2,818,878 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 164,975 Common Shares.

/(3)/ Can-Med Technology Inc. owns a total of 2,818,878 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

Appointment Of Auditors

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on June 5, 1997. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO

Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

Statement Of Executive Compensation

Ontario securities law requires that a "Statement of Executive Compensation" in accordance with the Securities Act (Ontario) (the "Securities Act") be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation's President or Chief Executive Officer and each of the other four most highly compensated executive officers of the Corporation earning more than $100,000 in total salary and bonus for the three most recent fiscal years. The following addresses the applicable items identified.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most-recently completed fiscal years:

==================================================================================================================
                                           Annual Compensation                      Long Term Compensation
------------------------------------------------------------------------------------------------------------------
                          Fiscal
Name and  Position  of     Year                             Other Annual        Securities Under       All Other
Principal                 ending     Salary      Bonus      Compensation        Options/ Granted     Compensation
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Jason DeZwirek/(1)/        2003      Nil          Nil      US$47,196/(2)/        Nil                      Nil
Chairman, Chief            2002      $ 42,000     Nil         Nil             100,000/(3)/                Nil
   Executive Officer,      2001      N/A          N/A         N/A                N/A                      N/A
   Secretary
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Phillip DeZwirek/(4)/      2003      Nil          Nil         Nil                Nil                      Nil
Vice-Chairman,             2002      Nil          Nil         Nil             100,000/(3)/                Nil
   Treasurer               2001      N/A          N/A         N/A                N/A                      N/A
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Thomas W. Mills/(5)/       2003    US$111,800     Nil         Nil                Nil                 US$6,588/(6)/
President                  2002    US$ 91,000     Nil         Nil             100,000/(3)/           US$6,588/(7)/
                           2001      N/A          N/A         N/A                N/A                      N/A
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Jerome Rabinowitz/(8)/     2003    US$130,000     Nil         Nil                Nil                      Nil
Vice President - Sales     2002    US$104,400   US$5,000      Nil                Nil                      Nil
                           2001      N/A          N/A         N/A                N/A                      N/A
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Romaine Gilliland/(9)/     2003      Nil          Nil         Nil                Nil                      Nil
                           2002      Nil          Nil         Nil                Nil                      Nil
                           2001      $104,246     Nil        $18,421/(10)/   110,000/110,000/(11)/        Nil
==================================================================================================================

----------
Notes:

/(1)/ Jason DeZwirek was elected a Director and appointed Secretary on August
     31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer on June 11, 2002.
/(2)/ Jason DeZwirek was paid US$47,196 in consulting fees by the Corporation in fiscal 2003.
/(3)/ Of the 100,000 options granted to each director of the Corporation in fiscal 2002; 50,000 are exercisable at US$0.45 and 50,000 are exercisable at US$0.75, all expiring August 31, 2006 and all convertible on a one-for-one basis upon exercise.
/(4)/ Phillip DeZwirek was elected a Director and appointed Treasurer and Chairman on August 31, 2001. He continued as a Director and currently holds the positions of Vice-Chairman and Treasurer as of June 11, 2002.
/(5)/ Thomas Mills was elected a Director and appointed President on August 31,
     2001.

/(6)/ In fiscal 2003, Thomas Mills received the use of a company car, resulting in expenses of US$6,588 to the Corporation.
/(7)/ In fiscal 2002, Thomas Mills received the use of a company car, resulting in expenses of US$6,588 to the Corporation
/(8)/ Jerome Rabinowitz was appointed Vice President-Sales on August 31, 2001. /(9)/ Romaine Gilliland was appointed President and Chief Executive Officer on
     June 6, 2000 and resigned on April 6, 2001. Romaine Gilliland currently has no affiliation with the Corporation.
/(10)/ During the year-ended April 30, 2001 the Corporation's subsidiary paid
     $8,795 in accounting fees, $8,370 in automobile benefits and $1,256 in professional duties.
/(11)/ On June 26, 2000 the Corporation granted 110,000 options exercisable at
     US$2.55. These options expired unexercised on July 10, 2001.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Securities Act expressly excludes a stock option plan as referred to below) during the financial year, ended May 31, 2003.


Stock Options/SAR Grants

On August 1, 2003, the board of directors of the Corporation authorized a new stock option plan ("2003 Option Plan") for directors, officers, employees and consultants of the Corporation which reserves an aggregate of 4,603,262 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the then existing Corporation's 1995 stock option plan ("Former Plan"). The terms of the 2003 Option Plan restricts options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years.

During the financial year-ended May 31, 2002, and under the terms of the Former Plan, the Corporation granted to Phillip DeZwirek, Jason DeZwirek and Thomas Mills 100,000 options each; 50,000 exercisable at USD$0.45 and 50,000 exercisable at USD$0.75, all expiring August 31, 2006 and convertible one a one-for-one basis upon exercise (collectively, "Existing Options"). Pursuant to the terms of the 2003 Option Plan, the Existing Options granted under the Former Plan are deemed to be re-granted under the 2003 Option Plan. Additionally, none of the terms and conditions of the Existing Options will be altered by their inclusion under the 2003 Option Plan and the Existing Options are also to be exercisable by the holders thereof without further shareholder or regulatory approval.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table discloses the number and value of exercised and unexercised options held by Jason DeZwirek, Phillip DeZwirek and Thomas Mills during the last completed financial year:

-------------------------------------------------------------------------------------------------
                    Securities    Aggregate     Unexercised     Value of Unexercised in-the-Money
                     Acquired       Value     Options/SARs at   Options/SARs at May 31, 2003/(2)/
Name                on Exercise   Realized      May 31, 2003        Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------
Jason DeZwirek         Nil           N/A      100,000/(1)//0          US$30,000/US$15,000

-------------------------------------------------------------------------------------------------
Phillip DeZwirek       Nil           N/A      100,000/(1)//0          US$30,000/US$15,000

-------------------------------------------------------------------------------------------------
Thomas Mills           Nil           N/A      100,000/(1)//0          US$30,000/US$15,000

-------------------------------------------------------------------------------------------------

----------
Notes:

/(1)/ Of the 100,000 options held by each director, 50,000 are exercisable at US$0.45 and 50,000 are exercisable at US$0.75, all expiring August 31, 2006 and convertible on a one-for-one basis upon exercise.

/(2)/ The closing price of the Common Shares on May 30, 2003, being that last trading day prior to year-end, was US$1.05.

Employment Contracts

There are no employment contracts between or among the Corporation, any of its subsidiaries or any officers and directors thereof.

Compensation of Directors

No directors of the Corporation were compensated by the Corporation or any of its subsidiaries during the financial year-ended May 31, 2003 for their services in their capacity as directors.

Administrative Costs

Administrative costs for the fiscal year-ended May 31, 2003 are disclosed in the audited consolidated annual financial statements for the years ended May 31, 2003 and 2002.

Indebtedness Of Directors And Officers

No director or officer of the Corporation or associate of any director or officer of the Corporation is, or at any time since the beginning of the Corporation's financial year-ended May 31, 2003, has been, indebted to the Corporation or any of its subsidiaries.

Financial Statements

A copy of the audited consolidated annual financial statements for the years ended May 31, 2003 and 2002, together with the auditors' report thereon, accompany this Circular. The directors will place before the Meeting the said financial statements and auditors' report.

Interest of Insiders in Material Transactions

No "insider"/(1)/ of the Corporation, as defined in the Securities Act, or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Corporation's financial year-ended May 31, 2003 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries except as disclosed elsewhere in this Circular.

----------
Note:

/(1)/ The definition of "insider" contained in the Securities Act includes every director or senior officer of a corporation, every director or senior officer of a corporation that is itself an insider or subsidiary of a corporation and any person or corporation/company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of a corporation.

SPECIAL BUSINESS

A. CONTINUANCE INTO THE STATE OF DELAWARE AND TO THE JURISDICTION OF THE DELAWARE LIMITED LIABILITY COMPANY ACT AND CHANGE OF REGISTERED ADDRESS

The Corporation was incorporated by registration of its articles and by-laws under the Business Corporations Act (Ontario) ("OBCA") on May 1, 1993, and has subsequently undergone several name changes and reorganisations. During fiscal 2003 the Corporation acquired all the assets, including contracts, leases and certain accounts receivables, of TM Systems, Inc., a Delaware limited liability company, as well as a number of other going concerns in the United States. As management of the Corporation intends to focus its business on the United States, management believes it prudent to submit for shareholder approval by special resolution (requiring a two-thirds (2/3) majority) the continuance of the Corporation from Ontario to Delaware. The effect of this will be to further change the domicile of the Corporation from Ontario to Delaware. The Corporation has selected Delaware as its ultimate domicile in the United States because of its prominence in the field of corporation law. The Delaware courts have handed down numerous opinions interpreting virtually every provision of Delaware's corporate law statutes. Over 50% of the major corporations in the United States have chosen to incorporate in Delaware.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF A PROPOSED SPECIAL RESOLUTION FOR THE CONTINUANCE OF THE CORPORATION INTO THE STATE OF DELAWARE AND A CHANGE IN REGISTERED ADDRESS, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH SHARES ARE TO BE VOTED AGAINST SUCH SPECIAL RESOLUTION. The continuance of the Corporation into Delaware and change of its registered address requires approval by a special resolution ("Continuance Resolution") which is defined as a resolution of the Shareholders confirmed by at least two-thirds (2/3) of the votes cast at a special meeting called for such purpose. An affirmative vote of at least two-thirds (2/3) of the votes cast at the Meeting will accordingly be required to approve the Continuance Resolution. A copy of the proposed Continuance Resolution approving the continuance into Delaware and change of registered address is annexed to this Circular as Exhibit 1.

Notwithstanding approval of the Continuance Resolution concerning the continuance of the Corporation into Delaware, management of the Corporation may determine that it is not in the best interests of the Corporation to file Articles of Continuance in respect thereof.

Pursuant to the OBCA, a holder of Common Shares is entitled to dissent or be paid the fair value of such Common Shares if the Shareholder objects to a special resolution. A management summary of the Shareholders' dissent rights is set forth below under "Dissent Rights".

B.   COMMON SHARE CONSOLIDATION

The board of directors of the Corporation has determined that having regard to the number of Common Shares outstanding and the prices at which such Common Shares have traded recently, it is in the best interests of the Corporation for the Corporation to seek approval of the Shareholders to consolidate all of the issued and outstanding Common Shares on anywhere from up to a one (1) for three
(3) basis, to up to a one (1) for ten (10) basis ("Consolidation"). The directors plan to implement the Consolidation only if required in conjunction with the Corporation's intended listing application to the NASDAQ National Market ("Nasdaq") and to comply with Nasdaq's listing requirements in respect of minimum share price.

To consolidate the Common Shares, Articles of Amendment must be filed by the Corporation. Such an amendment must be authorized by a special resolution of Shareholders. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to effect the Consolidation. No fractional Common Shares will be issued in connection with the Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon such Consolidation, the number of Common Shares of the Corporation to be received by such Shareholder shall be rounded up to the nearest whole number of Common Shares.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF A PROPOSED SPECIAL RESOLUTION FOR THE CONSOLIDATION OF COMMON SHARES, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY

THAT SUCH SHARES ARE TO BE VOTED AGAINST SUCH SPECIAL RESOLUTION. The Consolidation requires approval by a special resolution ("Consolidation Resolution") which is defined as a resolution of the Shareholders confirmed by at least two-thirds (2/3) of the votes cast at a special meeting called for such purpose. An affirmative vote of at least two-thirds (2/3) of the votes cast at the Meeting will accordingly be required to approve the Consolidation Resolution. A copy of the proposed Consolidation Resolution approving the Consolidation is annexed to this Circular as Exhibit 2.

Notwithstanding approval of the Consolidation Resolution, management of the Corporation may determine that it is not in the best interests of the Corporation to file Articles of Amendment in respect thereof.

Pursuant to the OBCA, a holder of Common Shares is entitled to dissent or be paid the fair value of such Common Shares if the Shareholder objects to a special resolution. A management summary of the Shareholders' dissent rights is set forth below under "Dissent Rights".

C.   CHANGE OF NAME OF THE CORPORATION

The name of a corporation must be changed to a name different from its previous name upon any consolidation of securities of a corporation. The change in the name of a corporation will permit the pre-consolidated and post-consolidated common shares of a corporation to be readily differentiated. If the Consolidation is approved and implemented, a new name will be proposed for the Corporation. The name will be such name as may be approved by the board of directors of the Corporation and applicable regulatory and exchange authorities.

To change the name of a corporation, Articles of Amendment must be filed by a corporation. Such an amendment must be authorized by a special resolution of shareholders. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution ("Name Change Resolution"), an amendment to the articles of the Corporation to permit the change of the name of the Corporation to such name as may be approved by the board of directors of the Corporation and applicable regulatory authorities. The name change would only be implemented with a Consolidation.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF A PROPOSED SPECIAL RESOLUTION FOR A NAME CHANGE, IF REQUIRED, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH SHARES ARE TO BE VOTED AGAINST SUCH SPECIAL RESOLUTION. The Name Change Resolution requires approval by special resolution which is defined as a resolution of the Shareholders confirmed by at least two-thirds (2/3) of the votes cast at a special meeting called for such purpose. An affirmative vote of at least two-thirds (2/3) of the votes cast at the Meeting will accordingly be required to approve the Name Change Resolution. A copy of the proposed Name Change Resolution is annexed to this Circular as
Exhibit 3.

Notwithstanding approval of the Name Change Resolution, management of the Corporation may determine that it is not in the best interests of the Corporation to file Articles of Amendment in respect thereof.

Pursuant to the OBCA, a holder of Common Shares is entitled to dissent or be paid the fair value of such Common Shares if the Shareholder objects to a special resolution. A management summary of the Shareholders' dissent rights is set forth below under "Dissent Rights".

D.   SHAREHOLDER APPROVAL OF CORPORATION'S NEW 2003 STOCK OPTION PLAN

On August 1, 2003, the board of directors of the Corporation authorized the 2003 Option Plan for directors, officers and employees of the Corporation which reserves an aggregate of 4,603,262 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Former Plan approved by shareholders in 1995. The terms of the 2003 Option Plan restricts options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years.

As a result, Shareholders disinterested in the 2003 Option Plan will be asked at the Meeting to consider and, if thought advisable, to authorize and approve by means of an ordinary resolution of disinterested Shareholders the 2003 Option Plan subject to compliance with all relevant and applicable policies and restrictions as may be imposed by any regulatory or administrative bodies with jurisdiction over the Corporation and the Common Shares.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF A PROPOSED ORDINARY RESOLUTION FOR APPROVAL OF THE 2003 OPTION PLAN, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION. The ordinary resolution ("Option Resolution") requires approval by the Shareholders confirmed by at least one-half (1/2) of the votes cast at a special meeting called for such purpose. An affirmative vote of at least one-half (1/2) of the votes cast at the Meeting will accordingly be required to approve the Option Resolution. A copy of the proposed Option Resolution is attached to this Circular as Exhibit 4.

Dissent Rights

Pursuant to the OBCA, a holder of Common Shares of the Corporation who objects to a special resolution is entitled to dissent and be paid the fair value of his or her Common Shares. A Shareholder may dissent only with respect to all of the Common Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. Accordingly, a Shareholder is not entitled to dissent with respect to any Common Shares of one class beneficially owned by one owner if the Shareholder votes any of such shares in favour of a special resolution.

In order to dissent, the "Dissenting Shareholder" must give notice of dissent by sending to the Corporation at or before the Meeting a written objection to the special resolution. A vote against the special resolution or an abstention does not constitute such a written objection, but the Shareholder need not vote his or her Common Shares against the special resolution in order to object. If and when the special resolution is passed, the Corporation will propose to act on the authority of the special resolution and must first give to the Dissenting Shareholder notice of the intention to act and advise the Dissenting Shareholder of the rights of Dissenting Shareholders under the OBCA.

On receiving a notice of intention to act, a Dissenting Shareholder is entitled to require the Corporation to purchase all of the Dissenting Shareholder's Common Shares in respect of which the notice of dissent was given. The Dissenting Shareholder must exercise the right given by statute by delivering to the registered office of the Corporation, within 20-days after the Corporation gives the notice of intention to act, a notice that the Dissenting Shareholder requires the Corporation to purchase all of his or her Common Shares as well as the share certificates representing all of those Common Shares no later than 13-days following their exercise of their dissent rights pursuant to Section 185 of the OBCA. On delivery of such notice and those Common Share certificates, the Dissenting Shareholder is bound to sell those Common Shares to the Corporation and the Corporation is bound to purchase them.

The price that must be paid to a Dissenting Shareholder for his or her Common Shares is their fair market value as of the day before the date of the special resolution and every Dissenting Shareholder who has complied with the above must be paid the same price.

Every Dissenting Shareholder that has complied with the above may not vote, exercise or assert any rights of a Shareholder in respect of their Common Shares, may not withdraw the requirement to purchase the Common Shares, unless the Corporation consents and until the Dissenting Shareholder is paid in full, may exercise and assert all the rights of a creditor of the Corporation.

                               DIRECTORS' APPROVAL

The contents and the sending of this Circular to the Shareholders of the Corporation have been approved by the board of directors of the Corporation.

                DATED at Toronto, Ontario as of August 27, 2003.

                                            BY ORDER OF THE BOARD OF:
                                            API ELECTRONICS GROUP INC.


                                            ------------------------------------
                                            JASON DEZWIREK
                                            Chairman

                                    EXHIBIT I

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

      SPECIAL RESOLUTION RE: CONTINUANCE INTO THE STATE OF DELAWARE AND TO
       THE JURISDICTION OF THE DELAWARE LIMITED LIABILITY COMPANY ACT AND
                          CHANGE OF REGISTERED ADDRESS

BE IT RESOLVED THAT:

1. Pursuant to the Business Corporation's Act (Ontario) and the Delaware Limited Liability Company Act, as appropriate, any one director or officer of the Corporation be and is hereby authorized to prepare and execute any and all documents, and any such other instruments, to effect the discontinuance of the Corporation from Ontario and continuance into Delaware.

2. The articles of the Corporation be amended by substituting for all the provisions thereof the provisions set out by the directors to effect the discontinuance of the Corporation from Ontario and continuance into Delaware and to change the registered and records office of the Corporation from 1600 - 130 King Street West, Toronto, Ontario M5X 1J5 to an address to be determined by the directors at a later date.

3. Any one director of the Corporation be and is hereby authorized and directed to sign, and execute the all documents, and any such other instruments, and to do all such other things, as may be necessary or desirable in his or her opinion in order to carry out the intent of these resolutions.

4. The directors of the Corporation are hereby authorized to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

                                    EXHIBIT 2

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

                   SPECIAL RESOLUTION RE: SHARE CONSOLIDATION

BE IT RESOLVED THAT:

1. The articles of the Corporation be amended to consolidate the issued and outstanding common shares of the Corporation on anywhere from up to a one (1) for three (3) basis, to up to a one (1) for ten (10) basis ("Consolidation").

2. No fractional common shares of the Corporation shall be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation, the number of common shares of the Corporation to be received by such shareholder shall be rounded up to the nearest whole number of common shares.

3. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the aforesaid amendment to the articles of the Corporation.

4. The directors of the Corporation are hereby authorized, in their discretion, to amend this resolution so that the consolidation shall be less than one common share consolidated into one-fourth of a common share, or to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

                                    EXHIBIT 3

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

                       SPECIAL RESOLUTION RE: NAME CHANGE

BE IT RESOLVED THAT:

1. The articles of the Corporation be amended to change the name of the Corporation from "API ELECTRONICS GROUP INC." to such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities.

2. The name change will only be implemented in conjunction with a consolidation of the issued and outstanding common shares of the Corporation.

3. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said change of name.

4. The directors of the Corporation are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

                                    EXHIBIT 4

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

                ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS
                           RE: 2003 STOCK OPTION PLAN

WHEREAS:

A. As of August 1, 2003, the board of directors of the Corporation authorized a new stock option plan ("2003 Option Plan") for directors, officers and employees of the Corporation which reserves an aggregate of 4,603,262 Common Shares for issuance on the exercise of such options.

B. The 2003 Option Plan supplants and replaces the Corporation's then existing 1995 stock option plan ("Former Plan").

BE IT RESOLVED THAT:

1. The 2003 Option Plan is hereby accepted, ratified and approved by the disinterested shareholders of the Corporation.

2. All options granted pursuant to the terms of the Former Plan are continued, on the same terms and conditions, under the 2003 Option Plan. Subject to the foregoing, the Former Plan is hereby terminated and all future issuances under the Former Plan are hereinafter prohibited.

3. Pursuant to the terms of the 2003 Option Plan, all existing options granted under the Former Plan are deemed to be re-granted under the 2003 Option Plan.

4. None of the terms and conditions of any existing options will be altered by their inclusion under the 2003 Option Plan and all existing options are also to be exercisable by the holders thereof without further shareholder or regulatory approval.

5. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered all documents and to do all such other acts or things necessary or desirable to implement, carry out and give effect to these resolutions.

                    API Electronics Group Inc.
                    Consolidated Financial Statements
                    For the years ended May 31, 2003 and 2002
                    (Expressed in US Dollars)

                    API Electronics Group Inc.
                    Consolidated Financial Statements
                    For the years ended May 31, 2003 and 2002
                    (Expressed in US Dollars)

                                                                        Contents
================================================================================

Auditors' Report                                                               2

Consolidated Financial Statements

   Balance Sheets                                                              3

   Statements of Operations and Deficit                                        4

   Statements of Cash Flows                                                    5

   Summary of Significant Accounting Policies                                6-9

   Notes to Financial Statements                                           10-22

================================================================================
                                                                Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders of
API Electronics Group Inc.

We have audited the consolidated balance sheets of API Electronics Group Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted in Canada.


(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
July 25, 2003

================================================================================
                                                      API Electronics Group Inc.
                                                     Consolidated Balance Sheets
                                                       (Expressed in US Dollars)

May 31                                                     2003          2002
--------------------------------------------------------------------------------

Assets

Current
   Cash and cash equivalents                           $ 1,561,199   $1,408,637
   Marketable securities (Note 2)                          431,168        2,429
   Accounts receivable                                   1,619,487    1,073,058
   Unbilled revenue                                        324,078           --
   Inventories (Note 3)                                  2,931,924    1,852,483
   Prepaid expenses                                         61,988       42,929
                                                       -----------   ----------
                                                         6,929,844    4,379,536
Capital assets (Note 4)                                  3,275,979    2,867,382
Goodwill                                                   918,529      962,529
Intangible assets (Note 5)                               2,370,869      325,712
                                                       -----------   ----------
                                                       $13,495,221   $8,535,159
===============================================================================

Liabilities and Shareholders' Equity

Current
   Bank indebtedness (Note 6)                          $        --   $  284,488
   Accounts payable                                      1,265,458      874,269
   Deferred revenue                                        661,406           --
   Future income tax liability (Note 8)                    108,000           --
   Current portion of long-term debt (Note 7)            2,699,458    1,072,706
                                                       -----------   ----------
                                                         4,734,322    2,231,463
Future income tax liability (Note 8)                       248,000      530,000
Long term debt (Note 7)                                    232,229    1,299,125
                                                       -----------   ----------
                                                         5,214,551    4,060,588
                                                       -----------   ----------
Shareholders' equity
   Share capital (Note 9)                                8,744,507    4,642,007
   Paid in capital                                         770,790      770,790
   Cumulative foreign exchange
      translation adjustment                               252,614           --
   Deficit                                              (1,487,241)    (938,226)
                                                       -----------   ----------
                                                         8,280,670    4,474,571
                                                       -----------   ----------
                                                       $13,495,221   $8,535,159
===============================================================================

On behalf of the Board:


(signed) Jason DeZwirek                              Director
----------------------------------------------------


(signed) Phillip DeZwirek                             Director
----------------------------------------------------

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)

For the years ended May 31                                 2003         2002
--------------------------------------------------------------------------------

Revenue                                                $ 8,253,541   $2,903,120

Cost of sales                                            6,325,540    2,255,841
                                                       -----------   ----------
Gross profit                                             1,928,001      647,279
                                                       -----------   ----------
Expenses
   Business development                                    355,042      501,583
   Selling                                                 666,138      339,048
   General and administrative                            1,478,776      685,747
                                                       -----------   ----------
                                                         2,499,956    1,526,378
                                                       -----------   ----------
Operating loss                                            (571,955)    (879,099)

Other (income) expenses
   Other income                                            (89,316)     (75,565)
   Interest on long term debt                              107,789       37,467
                                                       -----------   ----------
                                                            18,473      (38,098)
                                                       -----------   ----------
Loss before income taxes                                  (590,428)    (841,001)

Income taxes (Note 8)                                      (41,413)      16,642
                                                       -----------   ----------
Net loss for the year                                     (549,015)    (857,643)

Deficit, beginning of year                                (938,226)     (80,583)
                                                       -----------   ----------
Deficit, end of year                                   $(1,487,241)  $ (938,226)
===============================================================================
Loss per share - basic (Note 13)                       $     (0.03)  $    (0.12)
===============================================================================

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                      API Electronics Group Inc.
                                           Consolidated Statements of Cash Flows
                                                       (Expressed in US Dollars)

For the years ended May 31                                2003          2002
--------------------------------------------------------------------------------

Cash was provided by (used in)

Operating activities
   Net loss for the year                              $  (549,015)  $  (857,643)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Amortization                                        737,448       150,138
      Future income tax                                   (70,640)           --
      Changes in non-cash working capital
         balances (Note 10(a))                            (77,662)     (103,543)
                                                      -----------   -----------
                                                           40,131      (811,048)
                                                      -----------   -----------
Investing activities
   Purchase of capital assets                            (725,789)     (257,217)
   Business acquisition                                (2,997,610)     (955,374)
   Marketable securities                                 (428,739)           --
                                                      -----------   -----------
                                                       (4,152,138)   (1,212,591)
                                                      -----------   -----------
Financing activities
   Cash acquired through reverse take-over, net
      of acquisition costs                                     --     1,178,376
   Issue of share capital                               4,102,500     2,296,212
   Bank indebtedness repayments                          (284,488)     (112,200)
   Repayment of long term debt                                 --       (58,575)
   Increase in long term debt                             429,258        87,390
                                                      -----------   -----------
                                                        4,247,270     3,391,203
                                                      -----------   -----------
Foreign exchange gain on cash held in
   foreign currency                                        17,299            --
                                                      -----------   -----------
Net increase (decrease) in cash for the year              152,562     1,367,564

Cash and cash equivalents, beginning of year            1,408,637        41,073
                                                      -----------   -----------
Cash and cash equivalents, end of year                $ 1,561,199   $ 1,408,637
===============================================================================

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

Nature of Business          API Electronics Group Inc.'s ("the Company")
                            business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the
                            Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions and   On August 31, 2001, Investorlinks.com Inc. a public
   Name Changes             company incorporated under the laws of the Province
                            of Ontario, and API Electronics Inc. ("API
                            Electronics"), a private company incorporated under the laws of the State of New York, completed the business combination referred to in Note 1(a) to the financial statements. Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com Inc. to API
                            Electronics Group Inc. As stated in Note 1(a), the business combination has been accounted for as a reverse take-over of the Company by API Electronics.

                            On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (b) to the financial statements.

                            On May 23, 2002 the company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003 "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(c) to the financial statements.

================================================================================
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

Principles of               The consolidated financial statements include the
   Consolidation            accounts of the Company (the legal parent),
                            together with its wholly owned subsidiaries, API
                            Electronics, TM II and the Filtran Group.

Basis of Presentation       These consolidated financial statements have been
                            prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue            Revenue from contracts is recognized using the
                            percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

                            Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue        Non-contract revenue is recognized when risk and
                            title passes to the customer, which is generally upon shipment of the product.

Marketable Securities       Temporary investments are stated at the lower of
                            cost and market value.

Inventory                   Raw materials are recorded at the lower of cost
                            and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets              Capital assets are recorded at cost less
                            accumulated amortization and are amortized using the straight-line basis over the following years:

                            Buildings                                   20 years
                            Computer equipment                           3 years
                            Computer software                            3 years
                            Furniture and fixtures                       5 years
                            Machinery and equipment   Ranging from 5 to 10 years
                            Vehicles                                     3 years
                            Website development                          3 years

================================================================================
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

Goodwill Effective April 1, 2001, the Company adopted the CICA handbook section 3062 "Goodwill and Other Intangible Assets". Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2003.

Intangible Assets           Intangible assets which have a finite life are
                            amortized using the straight-line basis over the following period:

                            Non-compete agreements                       5 years
                            Customer contracts                           5 years

Income taxes                The Company accounts for income taxes under the
                            asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency            The Company's functional currency is United States
   Translation              Dollars and the consolidated financial statements
                            are stated in United States dollars, "the reporting currency". Integrated operations have been translated from Canadian dollars into United
                            States dollars at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                            Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

================================================================================
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

Accounting Estimates        The preparation of these consolidated financial
                            statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Stock-Based                 The Company has a stock-based compensation plan
   Compensation Plans       which is described in Note 9. No compensation
                            expense is recognized for these plans when stock or stock options are issued to employees and directors. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

Research and                Research and development expenses are recorded
   Development Expenses     at net of applicable investment tax credits.

Financial Instruments       The Company's financial instruments include
                            certain instruments with short term maturity and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

                            The Company carries out a portion of transactions in foreign currencies. Included in the Company's cash, marketable securities, accounts receivable and payable are balances denominated in Cdn dollars in the amounts of $1,288,634 (2002 - $898,693), $361,209 (2002 - $1,903), $380,458 (2002
                            - $557,860) and $645,852 (2002 - $719,740)
                            respectively.

                            As at May 31, 2003 there were no significant differences between the carrying amounts and the fair values of the Company's financial instruments unless otherwise noted.

Cash and Cash equivalents   Cash and cash equivalents consist of cash on hand,
                            bank balances and investments in money market instruments with maturities of three months or less.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   (a)  Business Acquisition, Name Change and Share Consolidation

          On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

               i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

               ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

          The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

               Cash and cash equivalents                             $1,213,248
               Marketable securities                                      1,848
               Other current assets                                     122,305
               Capital assets                                             3,559
               Current liabilities                                     (132,815)
                                                                     ----------
               Net assets acquired                                    1,208,145
               Less: Cost of acquisition                                (34,872)
                                                                     ----------
               Consideration attributed to share capital of
                  shares issued                                      $1,173,273
                                                                     ==========

          Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

     (b)  Business Acquisition

          On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   (b)  Business Acquisition (continued)

          The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                                       $  101,623
          Current assets                                              1,204,202
          Capital assets                                              1,984,492
          Current liabilities                                          (507,256)
          Long-term liabilities                                        (217,690)
          Future income tax liabilities                                (530,000)
                                                                     ----------
          Fair value of tangible net assets                           2,035,371
          Non-compete agreement                                         325,712
          Goodwill                                                      962,529
                                                                     ----------
          Total cost of acquisition                                  $3,323,612
                                                                     ==========

     (c)  Incorporation and Asset Purchase

          On May 23, 2002, the Company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003, "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 2, 2004 Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

          The assets acquired at fair value, as at February 6, 2003 are as follows:

          Capital assets                                             $   25,120
          Inventory - parts and supplies                                288,009
          Inventory - work in progress                                  468,697
                                                                     ----------
          Fair value of tangible net assets                             781,826
          Customer contracts                                          1,715,784
          Non-compete agreement                                         500,000
                                                                     ----------
          Net assets acquired                                        $2,997,610
                                                                     ==========

          If the aggregate of gross orders that TM II ships, invoices and any advance payment that TM II receives, falls below $3,000,000 for the period from February 6, 2003 to December 31, 2003, the promissory note will be adjusted by a percentage reduction equal to the percentage shortfall.

          TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

2.   Marketable Securities

                                                     Market
                                                      Value      2003      2002
                                                    --------   --------   ------
     Shares in venture issues                       $ 10,940   $  2,139   $2,429
     Income trust units                              229,400    186,632       --
     Short term company paper and bonds
        (maturity less than one year)                249,600    242,397       --
                                                    --------   --------   ------
                                                    $489,940   $431,168   $2,429
                                                    ========   ========   ======

--------------------------------------------------------------------------------

3.   Inventories

                                                           2003          2002
                                                         ----------   ----------
     Finished goods                                      $  951,837   $1,232,246
     Work-in-process                                      1,062,038      123,442
     Raw materials                                          918,049      496,795
                                                         ----------   ----------
                                                         $2,931,924   $1,852,483
                                                         ==========   ==========

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                        (Expressed in US Dollar)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

4.   Capital Assets

                                                          2003
                                          --------------------------------------
                                                       Accumulated        Net
                                             Cost      Amortization   Book Value
                                          ----------   ------------   ----------
     Land                                 $  423,985    $       --    $  423,985
     Buildings                             2,279,785       306,224     1,973,561
     Computer equipment                       77,255        34,009        43,246
     Computer software                       101,326        47,091        54,235
     Furniture and fixtures                   71,017        20,751        50,266
     Machinery and equipment               1,779,892     1,083,418       696,474
     Vehicles                                 24,259         5,679        18,580
     Web site development costs               30,826        15,194        15,632
                                          ----------    ----------    ----------
                                          $4,788,345    $1,512,366    $3,275,979
                                          ==========    ==========    ==========

                                                          2002
                                          --------------------------------------
                                                       Accumulated        Net
                                             Cost      Amortization   Book Value
                                          ----------   ------------   ----------
     Land                                 $  394,127     $     --     $  394,127
     Buildings                             1,780,573      160,099      1,620,474
     Computer equipment                       38,063           --         38,063
     Computer software                        50,322           --         50,322
     Furniture and fixtures                   40,252        6,751         33,501
     Machinery and equipment               1,511,764      806,557        705,207
     Web site development costs               30,826        5,138         25,688
                                          ----------     --------     ----------
                                          $3,845,927     $978,545     $2,867,382
                                          ==========     ========     ==========

     Included in machinery and equipment is $158,774 (2002 - $133,362) of property held under capital leases. Depreciation and amortization expense amounted to $533,821 (2002 - $150,138). Of this amount $164,543 (2002 -
     $115,979) was included in cost of sales.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Intangible Assets

                                                              2003        2002
                                                           ----------   --------
     Non-compete agreements                                $  858,712   $325,712
     Less: Accumulated amortization                           (96,392)        --
     Customer contracts (Note 1(c))                         1,715,784         --
     Less: Accumulated amortization                          (107,235)        --
                                                           ----------   --------
                                                           $2,370,869   $325,712
                                                           ==========   ========

--------------------------------------------------------------------------------

6.   Bank Indebtedness

     The Company's wholly owned subsidiary, API Electronics has a working capital line of credit of $350,000 and a $100,000 equipment line of credit. As at May 31, 2003 the API Electronics has borrowed $Nil (2002 - $242,146) against these lines of credit. The credit is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its former major shareholders. The bank indebtedness is due on demand and bears interest at prime plus 1/2%.

     The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 (2002 -Cdn $1,000,000). As at May 31, 2003, the Filtran
     Canada has borrowed $Nil (2002 - $42,342 (Cdn $65,000)) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and a guarantee of Cdn $1,310,000 from API Electronics Group Inc.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003 and 2002
--------------------------------------------------------------------------------

7.   Long-term Debt

                                                                                      2003         2002
                                                                                   ----------   ----------
     Promissory note payable to former shareholders of the Filtran Group, secured by a collateral mortgage on real property registered in Ontario and the issued and outstanding shares of the Filtran Group,
        repayable May 31, 2004 plus interest at 5% per annum                       $1,098,418   $1,954,270

     Promissory note payable in connection with the acquisition of assets of TM
        Systems, due February 6, 2004 with an interest rate of 1.65% per annum,
        secured by the assets of TM Systems II Inc.                                 1,475,652           --

     Bank term loan, secured by machinery and equipment, repayable in monthly
        instalments of $1,565 plus interest at prime plus 2%                           47,400       95,145

     Loan payable, unsecured and non-interest bearing (i)                              39,000       39,000

     Mortgage payable, secured by real estate, repayable in blended monthly
        instalments of $3,812 at interest rates of 7.00% and 8.75%                    138,489      166,262

     Various equipment capital leases, with monthly lease payments of $3,545
        including interest at approximately 9%, secured by the leased assets          132,112      102,089

     Due to shareholder, non-interest bearing with no specific terms of
        repayment                                                                         616       15,065
                                                                                   ----------   ----------
                                                                                    2,931,687    2,371,831
     Less: Current portion                                                          2,699,458    1,072,706
                                                                                   ----------   ----------
                                                                                   $  232,229   $1,299,125
                                                                                   ==========   ==========

     (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. In fiscal 2002, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at May 31, 2003 a new agreement regarding repayment has not been reached, accordingly the debt has been classified as current.

     The long term debt repayable over the next five fiscal years is as follows:

               2004   $2,699,458
               2005       91,928
               2006       86,577
               2007       35,179
               2008       18,545

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

8.   Income Taxes

     The significant components of future income tax assets consists of the following:

                                                             2003        2002
                                                          ---------   ---------

     Future income tax assets
        Loss carry forwards                               $ 624,000   $ 368,000
        Other                                                15,000          --
        Marketable securities                                77,000          --
        Capital assets                                      184,000      33,000
                                                          ---------   ---------
                                                            900,000     401,000
                                                          ---------   ---------

     Future income tax liabilities
        Capital assets                                     (381,000)   (445,000)
        Non-compete agreement                               (47,000)    (98,000)
        Inventory                                          (108,000)         --
        Unrealized foreign exchange gain                   (117,000)         --
                                                          ---------   ---------
                                                           (653,000)   (543,000)
                                                          ---------   ---------
     Valuation allowance                                   (603,000)   (388,000)
                                                          ---------   ---------
                                                          $(356,000)  $(530,000)
                                                          =========   =========

     A reconciliation between income taxes provided at actual rates and at the basic rate of 37.79% (2002 - 40.29%) for federal and provincial taxes is as follows:

        Net loss                                          $(590,428)  $(841,001)
                                                          =========   =========

        Recovery of income tax at statutory rates         $(223,000)  $(339,000)
        Increase in taxes resulting from:
           Non-deductible items and other                   (33,413)     16,000
           Tax reassessment 1998                                 --      16,642
           Change in valuation allowance                    215,000     323,000
                                                          ---------   ---------
           Provision for income taxes                     $ (41,413)  $  16,642
                                                          =========   =========

     The Company and its subsidiaries have non-capital losses of approximately $1,971,000 to apply against future taxable income. These losses will expire as follows: $599,000 in 2008 and $1,372,000 in 2010.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   Share Capital

     (a)  Authorized

          Unlimited special shares
          Unlimited common shares

     (b)  Issued Common Shares

                                                                  Number of
                                                                    Shares     Consideration
                                                                  ----------   -------------

          (i)   Pre-business combination for API Electronics
                   Balance at June 1, 2000 and May 31, 2001              100     $      100
                Issued upon the conversion of Note (Note 9)               97        902,422
                                                                  ----------     ----------
                Balance at August 31, 2001                               197     $  902,522
                                                                  ==========     ==========
          (ii)  Pre-business combination for the Company
                   Balance at April 30, 2001                      13,179,020     $2,985,416
                Share consolidation (Note 1(a))                   (8,786,048)            --
                                                                  ----------     ----------
                Balance at August 31, 2001                         4,392,972     $2,985,416
                                                                  ==========     ==========
          (iii) Issued from date of reverse take-over
                   Share capital is comprised of the number of
                   issued and outstanding shares of the Company
                   and the stated capital of API Electronics       4,392,972     $  902,522

                Shares issued upon the reverse take-over
                   (Note 1(a))                                     6,500,000      1,173,273
                Shares issued upon exercise of stock options         210,000        125,707
                Shares issued upon exercise of warrants            3,200,842      1,920,505
                Shares issued upon exercise of broker warrants       500,000        250,000
                Shares issued as finders fee                         100,000        270,000
                                                                  ----------     ----------
                Balance at May 31, 2002                           14,903,814     $4,642,007

                Shares issued upon private placement - June
                   2002                                              500,000      1,175,000
                Shares issued upon exercise of stock options         200,000        120,000
                Shares issued upon private placement -
                   February 2003                                   6,925,000      2,770,000
                Shares issued upon exercise of warrants               62,500         37,500
                                                                  ----------     ----------
                Balance at May 31, 2003                           22,591,314     $8,744,507
                                                                  ==========     ==========

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   Share Capital (continued)

     (c)  Warrants

          Common shares purchase warrants ("Warrants")

          As at May 31, 2003 the following Warrants are outstanding and exercisable:

                 Number      Share for   Exercise        Expiry
               Outstanding   Warrants     Price           Date
               -----------   ---------   --------   -----------------
                1,649,579     1 for 1      0.45     February 28, 2004
                1,649,579     1 for 1      0.75       August 30, 2003
                  500,000     1 for 1      3.00         June 30, 2004
                3,400,000     1 for 1      0.60     February 28, 2005

          The continuity of common share purchase warrants is as follows:

          Warrants outstanding, April 30, 2001                          226,667
          Issued - pursuant to advisory services                        250,000
                 - pursuant to business acquisition (Note 1a)
          - Series A                                                  3,250,000
          - Series B                                                  3,250,000
          - Series A - broker warrants                                  125,000
          - Series B - broker warrants                                  125,000

          Exercised
          - Re: Advisory services                                      (250,000)
          - Series A                                                 (1,600,421)
          - Series B                                                 (1,600,421)
          - Series A - broker warrants                                 (125,000)
          - Series B - broker warrants                                 (125,000)
                                                                     ----------

          Warrants outstanding, May 31, 2002 Issued:                  3,525,825
          - Private Placement - June 2002                               500,000
          - Private Placement - February 2003                         3,462,500
          Exercised
          - Re: Private Placement - February 2003                       (62,500)
          Expired
             Re: Advisory services                                     (226,667)
                                                                     ----------
          Warrants outstanding, May 31, 2003                          7,199,158
                                                                     ==========

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   Share Capital (continued)

     (d)  Stock Options

          As at May 31, 2003 the following options are exercisable and outstanding:

                              Number     Exercise        Expiry
               Issued to   Outstanding    Price           Date
               ---------   -----------   --------   ---------------
               Directors      50,000      $0.45     August 31, 2006
               Directors      50,000       0.75     August 31, 2006

          The continuity of stock options is as follows:

                                                                        Weighted
                                                            Number of   Average
                                                             Options     Price
                                                            ---------   --------
          Options outstanding, April 30, 2001                123,667    $ 7.08
             Cancelled                                      (113,667)     7.65
             Granted- August 2001                            500,000      0.60
                    - April 2002                              25,000      2.35
             Exercised                                      (210,000)     0.60
                                                            --------    ------
          Options outstanding, May 31, 2002                  325,000    $ 0.73
             Cancelled  - February 2003                      (25,000)    (2.35)
                        - April 2003                        (200,000)     0.60
                                                            --------    ------
          Options outstanding, May 31, 2003                  100,000    $ 0.60
                                                            ========    ======

--------------------------------------------------------------------------------

10.  Cash Flow Information

     (a)  Changes in non-cash working capital are as follows:

                                                            2003         2002
                                                         ---------    ---------
          Accounts receivable                            $(507,471)       9,726
          Inventory                                       (229,959)    (107,685)
          Unbilled revenue                                (324,078)          --
          Prepaid expenses                                 (15,906)      86,370
          Accounts payable                                 338,346      (91,954)
          Deferred revenue                                 661,406           --
                                                         ---------    ---------
                                                         $ (77,662)   $(103,543)
                                                         =========    =========

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

10.  Cash Flow Information (continued)

     (b) Supplemental Cash Flow Information

                                                             2003        2002
                                                           --------   ----------

         (i)  Non-cash transaction
              Convertible promissory note converted into
                 common stock                              $     --   $  902,422
              Disposal of capital assets in settlement
                 of equipment loan                               --      120,000
              Finder's fee paid through issue of
                 common shares                                   --      270,000
              Shares issued on business acquisition
                 (Note 1(a))                                     --    1,173,273

         (ii) Cash paid for interest                       $107,789   $   37,467

--------------------------------------------------------------------------------

11.  Related party Transactions

     (a) Included in capital assets are web site development costs in the amount of $nil (2002 - $30,826) paid to a company of which a shareholder of the company is a director.

     (b) Included in general and administrative expenses are consulting fees of $47,196 (2002 - $27,522) paid to an individual who is a director and officer of the Company.

     These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

--------------------------------------------------------------------------------

12.  Segmented Information

     (a) The Company's operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components.

                                                           2003         2002
                                                        ----------   ----------
     Revenue
        United States                                   $4,698,497   $2,903,120
        Canada                                           3,555,044           --
                                                        ----------   ----------
        Total                                           $8,253,541   $2,903,120
                                                        ==========   ==========

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

12.  Segmented Information (continued)

                                                           2003         2002
                                                       -----------   ----------
     Total Assets
        Property and equipment
           United States                               $ 1,801,069   $1,209,281
           Canada                                        1,474,910    1,658,101
        Goodwill
           United States                                        --           --
           Canada                                          918,529      962,529
        Other assets
           United States                                 6,456,300    2,104,140
           Canada                                        2,844,413    2,601,108
                                                       -----------   ----------
                                                       $13,495,221   $8,535,159
                                                       ===========   ==========
     Segment profit (loss)
           United States                               $   608,220   $  308,231
           Canada                                          653,643           --
                                                       -----------   ----------
           Total                                         1,261,863      308,231
           Business development                            355,042      501,583
           General and administrative                    1,478,776      685,747
           Other income                                    (89,316)     (75,565)
           Interest expense                                107,789       37,467
           Income tax expense                              (41,413)      16,642
                                                       -----------   ----------
           Net profit (loss)                           $  (549,015)  $ (857,643)
                                                       ===========   ==========

     (b)  Major Customer

                                                                     2003   2002
                                                                     ----   ----
           Revenue
              U.S. Department of Defence                               3%    20%
              U.S. Department of Defence subcontractors               50%    50%

--------------------------------------------------------------------------------

13.  Per Share Data

     The weighted average number of shares issued and outstanding for the year ended May 31, 2003 was 17,780,897 (2002 - 7,447,517).

     The effect of the exercise of outstanding options and warrants would be anti-dilutive.

================================================================================
                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003 and 2002
--------------------------------------------------------------------------------

14.  Economic Dependence

     Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

     Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue (Note 12), management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

--------------------------------------------------------------------------------

15.  Commitments and Contingencies

     (a)  Rent

          The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2003.

          2004   $30,822
          2005    22,243
          2006     9,889

     (b)  401(k) Plan

          During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2003, the Company incurred $9,714 (2002 - $30,157) as its obligation under the terms of the plan. Of this amount $9,714 (2002 - $30,157) has been charged to general and administrative expenses.

--------------------------------------------------------------------------------

16.  Comparative Figures

     Comparative figures have been reclassified to conform with current year presentation.

                      Management's Discussion and Analysis

Overview

API Electronics Group Inc. ("API" or "Company") is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. API Electronics, Inc. ("Electronics") is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications *Canada** Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. In February 2003, the Company acquired certain assets (contracts in progress, inventory, machinery and equipment and intangibles) of TM Systems Inc. and commenced business as TM Systems II Inc. ("TM"). In business for over 30 years, TM supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The acquisition expands API's core-military and defence-related electronics business.

The Company's objectives are to seek long-term stable growth for all of its operating segments (Electronics, Filtran Group, and TM) through continuous capital investment, employing today's production methods and technologies, and by demanding uncompromising quality control.

Consolidated Results of Operations

Year ended May 31, 2003 compared to May 31, 2002

Sales Revenue

The Company continued to record strong sales growth in fiscal 2003. Revenues increased by 184.3% to $8,253,541 from $2,903,120 posted in 2002. The growth during the period was attributed to the Filtran Group and TM's sales revenue in the amount of $4,647,361 and $918,117 respectively. This was offset by a decrease in the API Electronics' sales revenue from $2,903,120 to $2,688,063. Fiscal 2003 is the initial year whereby the operations of the Filtran Group (a full year) and TM (from February 6, 2003 to May 31, 2003) are reflected in the Company's consolidated operations.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 76.6% of sales in 2003 compared to 77.7% of sales in 2002. Accordingly, the gross margin for 2003 period of 23.4% was in line with the 22.3% gross margin in the 2002 period.

The Company was able to improve its gross margin percentage during the 2003 period, despite competitive pressures, through ongoing cost reduction initiatives.

Selling Expenses

Selling expenses increased to $666,138 for the year ended May 31, 2003 from $339,048 for the year ended May 31, 2002. As a percentage of sales the 2003 selling expenses came in at 8.1% an improvement over the 11.7% posted in 2002. The 96.5% increase in selling expenses is consistent with the 184.3% increase in sales revenue.

General and Administrative Expenses

General and administrative expenses increased to $1,478,776 for 2003 from $685,747 incurred during 2002. As a percentage of sales, the 2003 general and administration expenses were 17.9% compared to 23.6% in 2002.

Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Professional fees of $301,117 (2002 - $94,747), and press releases, shareholder information and annual meeting of $56,104 (2002 - $9,070) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group and the fiscal 2003 acquisition of TM resulted in increased general and administrative expenses for API. Several components saw increases as follows:
Office salaries - $252,369 (2002 - $121,634), officer salaries - $203,437 (2002
- $91,000), consulting - $95,037 (2002 - $50,846), rent - $32,841 (2002 -
$11,488), telephone - $56,545 (2002 - $26,918), office supplies and expense - $56,567 (2002 -$32,903) and travel $23,480 (2002 - $3,780).

In addition, administrative depreciation and amortization rose to $353,839 (2002
- $34,134) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of the Filtran Group and TM.

Consolidated Results of Operations(continued)

Year ended May 31, 2003 compared to May 31, 2002

Management continues to emphasize efficiencies and control of overheads. It is anticipated that TM's operations will be fully integrated into Electronics' state-of-the art facilities by fiscal 2004. This should provide savings in overhead and administrative costs.

Business Development

Business development and investor relations saw a large decrease from $501,583 in 2002 to $355,042 in the year ended May 31, 2003. The 2002 period saw major one-time expenses (business plan, investor marketing and awareness) of approximately $105,000 when API first became a public company. Management has determined such expenditures have benefited the Company to gain a market profile and to support recent and future financings and acquisitions.

Other Income and Expense

Other income improved to $89,316 in 2003 from $75,565 in 2002. The increase is attributed to $40,025 gain earned in 2003 (2002 - $Nil) through the early repayment of an amount owing on a promissory note, higher investment income of $41,300 (2002 - $10,068), and a capital tax recovery of $34,118 (2002 - $Nil).
These increases were offset by a decrease in foreign exchange from a gain in 2002 of $30,513 to a loss in 2003 of $65,580.

Other expense relates to interest on long-term debt and the Company saw a substantial increase from $37,467 in 2002 to $107,789 in 2003. The increase is attributed to the Filtran Group promissory note debt that added $69,771 of interest expense in 2003.

Net Income / Loss

The Company incurred a net loss in 2003 of $549,015($0.03/share) compared to a net loss of $847,643($0.12/share) for the 2002 year.

Liquidity and Capital Resources

Summary

At May 31, 2003, the Company had cash reserves of $1,561,199 compared to $1,408,637 as at May 31, 2002. In addition, the Company had marketable securities of $431,168 at May 31, 2003(2002 - $2,429). The portfolio of securities consists principally of company paper and bonds with maturities of less than one year ($242,397) and income trust units ($186,632)

At May 31, 2003 working capital (the excess of current assets over current liabilities) totalled $2,195,522 compared to $2,148,073 at May 31, 2002. The current ratio at May 31, 2003 decreased to 1.46:1 from the 2.0:1 ratio as at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.83:1 at May 31, 2003 - a decrease from the 1.1:1 posted at May 31, 2002.

Inventory rose 58.3% from $1,852,483 as at May 31, 2002 to $2,931,924 as at May 31, 2003. Accounts receivable increased 50.9% from $1,073,058 as at May 31, 2002 to $1,619,487 as at May 31, 2003. Accounts payable rose 44.7% from $874,269 at May 31, 2002 to $1,265,458 as at May 31, 2003. Inventory, accounts receivable and accounts payable are the major working capital components and their increase is consistent with higher sales and production levels.

Long-term debt (current and long-term portion) increased substantially from $2,371,831 at May 31, 2002 to $2,931,687 at May 31, 2003. This increase resulted primarily from the issue of the promissory

note in connection with the TM System acquisition in the amount of $1,475,652 and this was offset by the repayment of part of the Filtran Group promissory note in the amount of $855,852.

The debt to equity ratio (current & long-term debt to shareholder's equity) improved to 0.35 as at May 31, 2003 compared to 0.53 as at May 31. 2002.

Total assets increased to $13,495,221 in 2003 from $8,535,159 in 2002. This is attributed to recent acquisitions and financings.

Cash Flow

Cash generated (used) in operating activities increased to $40,131 for year ended May 31, 2003 compared to ($811,048) for year ended May 31, 2002.

The major source of cash in 2003 was provided through the issue of common shares in the amount of $4,102,500 and the net long-term debt advances in the amount of $429,258.

The major use of cash during 2003 was the purchase of capital assets in the amount of $725,789, the investment in marketable securities of $428,739, the business acquisition of TM Systems Inc. in the amount of $2,997,610, and the repayment of bank indebtedness of $284,488.

Financings

In June 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

In February 2003, the Company completed a private placement financing of $2,770,000. Under the terms of the financing, 6,925,000 units were issued with each unit consisting of one common share at $0.40 per share and a half-share purchase warrant. Each full share purchase warrant will entitle the holder to acquire one common share at a price of $0.60 for a period of two years following closing.

Subsequent Events

No significant subsequent events occurred after May 31, 2003

Risks

The Company is exposed to a variety of risks in its business. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.